FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact dated December 14, 2008

MATERIAL FACT
Regarding the action by the United States Securities and Exchange Commission (the “SEC”) towards the company Bernard L. Madoff Investment Securities LLC (“Madoff Securities”), Grupo Santander communicates that:
1.
Optimal Investment Services (“Optimal”) is the Grupo Santander asset manager that specializes in the management of alternative investment funds and institutions. Among the institutions managed by Optimal is Optimal Multiadvisors Ireland plc (“Optimal Multiadvisors”), an alternative investment company established in Ireland and authorized by the Irish Financial Services Regulatory Authority (“IFSRA”).

2.
Optimal Multiadvisors has a subfund, called Optimal Strategic US Equity (“Optimal Strategic”). Madoff Securities was commissioned by Optimal to execute its investments within the framework Optimal established for this fund.

3.	Madoff Securities is an authorized broker-dealer, registered and supervised by the SEC and is authorized as an investment advisor by the Financial Industry Regulatory Authority (“FINRA”) of the U.S.

4.	The custodian of Optimal Multiadvisors and of Optimal Strategic is HSBC Institutional Trust Services (Ireland) Limited, of the HSBC Group.

5.
The exposition of Grupo Santander clients in Optimal Strategic is EUR 2.33 billion, of which EUR 2.01 billion belong to institutional investors and international private banking customers. The remaining EUR 320 million, the large majority of which are structured products partially indexed to the performance of Optimal Strategic, are part of the investment portfolios of the Group private banking customers in Spain, who are qualifying investors.

6.	Grupo Santander has a proprietary position of EUR 17 million through another investment fund.

7.	Optimal will undertake the legal actions which may be needed to defend the interests of shareholders in the subfund.
Boadilla del Monte (Madrid), December 14, 2008

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 15, 2008	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez Title: Executive Vice President